731

07024125

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Great Quest Metals

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 08 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 03116 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/6/07

082-03116

2006

RECEIVED

GREAT QUEST METALS LTD.

AR/S
12-31-06

ANNUAL REPORT

RECEIVED

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, BC, CANADA V6C 2B3
Telephone: (604) 689-2882 Facsimile: (604) 684-5854
Website: www.greatquest.com Email: info@greatquest.com

2006

GREAT QUEST METALS LTD.

Annual Report to Shareholders for the Year Ended December 31, 2006
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

Introduction

Fiscal Year 2006 was a very active year for Great Quest Metals Ltd., with the main focus of activity on the Djambaye 2 Gold Zone in the Kenieba concession, western Mali, West Africa. By the end of 2006, gold mineralization had been traced on the surface along the Djambaye 2 zone for 3,131 metres. Drilling along 1,100 metre section of this length has confirmed gold mineralization along strike and to depth. Carl Verley (P. Geo.) completed a preliminary mineral resource study after the 2006 drill program. Three other zones were drilled in 2006. The best interval of 7.90 metres of 8.02 grams per tonne gold was drilled in the Djambaye 1 gold zone. The Company is working toward the ultimate goal of establishing mineable deposits in Mali and British Columbia.

The 2007 drill program on the Djambaye 2 zone is well underway. Drilling continues to extend the zone to depth under the original 1,100 metres, and the zone is now being tested to the south. During the current program, the Company is also planning to drill the Djambaye 1 as well as other zones in the Kenieba concession. The current, total known strike length of gold mineralization on the surface along the Djambaye 1 and 2 gold zones is now 7,477 metres and both zones are open to the north and south.

In 2006, Great Quest raised $1,230,000 through private placements; so far in 2007 the Company has raised $943,200.

Kenieba Concession

The 2006, 3,090 metre drill program continued to expand the Djambaye 2 gold zone, building on the results from 2005. By the end of the 2006 program, a 1,100 metre length of the zone had been tested on cross-sections spaced approximately 100 metres apart. The depth of the deepest intersection of the zone along the cross-sections ranged from 55 to 105 metres with gold mineralization open to depth. The geology consists of gold in quartz veins associated with rhyodacite and diorite dykes. At the end of the program, a preliminary study by Carl Verley gave an inferred mineral resource of 928,787 tonnes of 4.48 grams per tonne gold or 133,882 ounces per tonne gold. This study focused mainly on vein structures and no estimate was made of lower grade, bulk-mineable resources. The study was completed mainly with the objective of being able to project what might be expected if the Company is able to duplicate results of the original 1,100 metres over the length of the Djambaye 1 and 2 gold zones.

By the end of the 2006 fiscal year, the total length of the Djambaye 1 and 2 zones, as traced by gold mineralization on the surface, was 4,512 metres. In 2007, the length of the Djambaye 2 has been increased from 3,131 to 4,000 metres and that of the Djambaye 1, from 1,281 to 3,477 metres for a total of 7,477 metres. These zones must be tested by drilling.

Great Quest currently has a 6,000+ metre drill program in operation. So far in 2007, the Company has drilled to depth along each of the 71 cross-sections with the maximum depth of intersections ranging from 110 to 160 metres and open to depth. The Company is currently drilling south of the original 1,100 metre length with cross-sections at 100 metre intervals. The fifth cross-section to the south has been completed.

During the 2007 program, the Company plans to drill 10 holes on the Djambaye 1 zone as well as at least 2 holes on the Sansanto zone.

GREAT QUEST METALS LTD.

Annual Report to Shareholders for the Year Ended December 31, 2006
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Bourdala Concessions
Great Quest completed exploration surveys on the Bourdala concessions, located 85 kilometres north-northwest of the Kenieba concession. The program consisted of an IP survey, trenching, soil sampling and geological mapping.

In the TD area there is a 40 metre wide, north-south, diorite dyke with substantial orpaillage on either side of it. The Company dug and sampled an east-west trench across the area. There is a 30 metre area of interest west of the dyke, which has anomalous gold. Only 19 metres of the 30 metre length of the trench was sampled because of the fact that within the trench, there are 2 deep pits, each over 5.00 metres wide where no samples could be taken. The 19 metres averaged 245 ppb gold. One 2003 drill hole, 02TD, intersected 7.00 metres of 4.34 grams per tonne gold under the west pit. A second trench was dug on the Soumala concession, also with positive results. These two areas will be followed-up.

Taseko Property
The Taseko property, located 225 km north of Vancouver, British Columbia, has a mineral reserve in the Empress deposit of 11,078,000 tons of 0.61% copper and 0.023 ounces per ton gold. There are 3 possibilities for increasing the mineral reserve on the property. The first is in the Empress area where the source of some high grade copper-gold surface samples has not been identified. The second is north of the Empress area where a 1991 drill hole, 91-49, intersected 133 metres of 0.029% molybdenum from 53 to 187 m and 0.23% copper from 186 to 275 m. No drill has tested the mineralization to the east, west or north of this hole. There are a series of copper anomalies extending 2,440 metres west of the Buzzer zone where copper-molybdenum-gold mineralization has been found in porphyry copper setting. No hole has been drilled west of the Buzzer zone.

Programs for 2007
In its ongoing goal of increasing mineral assets, Great Quest plans to continue drilling in Mali until the rainy season starts in late July. Drilling will be concentrated on the Djambaye 1 and 2 gold zones, but will also include a test of the Sansanto – Djambaye 3 zone which consists of a diorite dyke in a large zone of quartz veins. Exploration surveys will be completed on the Manankoto and Bourdala concessions. Great Quest is also looking for a drill for a program this summer on the Taseko property.

The Exploration Team
Planning for and supervision of the projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo., and Carl G. Verley, P. Geo. Mr. Carl G. Verley, P. Geo. Is the Independent Qualified Person under National Instrument 43-101.

Overview of Performance
During the current fiscal year, the Company's assets increased by $1,053,065 to $3,037,533. This is mainly due to $826,838 spent on exploration costs and $160,351 spent on mineral concessions, options and contracts. (During the fourth quarter, the Company's assets increase by $46,860).

Also, during the current fiscal year, the Company's working capital deficit improved by $195,633 from a deficit of $131,523 at the end of fiscal 2005 to $64,110 at the end of fiscal 2006. The improvement is mainly due to a $37,835 increase in cash and a $63,001 reduction in

Overview of Performance (Continued)

amounts due to the President and a corporation controlled by common directors. The improvement is reduced by an increase in accounts payable and accrued liabilities of $39,013 from the end of fiscal 2005 to the end of fiscal 2006. (During the fourth quarter, the Company's working capital decreased by $302,867 mainly the result of $237,687 being spent and accrued on exploration costs and an increase in expenses of $90,808).

Results of Operations

The Company's operation consists of the exploration and development of mineral concessions in Mali, the maintenance of a head office in Canada, and the maintenance of an operations office in Mali.

The net loss for fiscal 2006 was $554,769 or $0.03 per share compared to a net loss of $267,981 or $0.02 per share in fiscal 2005. This represents an increase in net loss of $286,788. The main reasons for the increase are an increase of $201,924 in stock-based compensation expense and an increase of $43,377 in investor relations. The increase in stock-based compensation is the result of issuing more stock options in the current year than the previous year. The increase in investor relations is the result of the agreement signed with Ascenta Capital Partners Inc. to implement an investors relations program. (The net loss for the fourth quarter was $88,934 or $0.005 per share).

Liquidity and Capital Resources

During the current fiscal year the completed the following Private Placements:

- 1,600,000 units at a price of $0.55 per unit for a total consideration of $880,000. Each unit consisted of one common share and one half of a transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional share in the Company's capital stock at $0.65 per share on or before February 6, 2008.
- 500,000 units at a price of $0.70 per unit for a total consideration of $350,000. Each unit consists of one common share and one half of a transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional share in the Company's capital stock at $0.80 per share on or before May 23, 2007.

Also, during the current fiscal year, the Company issued 275,500 shares for the exercise of stock options as follows: 95,500 shares at a price of $0.22 per share for a total consideration of $21,010; and 180,000 shares at a price of $0.27 per share for a total consideration of $48,600.

Finally, during the current fiscal year, the Company issued 116,750 shares at a price of $0.65 per share for the exercise of warrants for a total consideration of $75,887.

Subsequent to the year-end, the Company completed a Private Placement consisting of 833,332 units at a price of $0.60 per unit for a total consideration of $500,000. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.75 per share on or before March 8, 2008. All shares issued under this private placement are subject to a hold period and may not be traded until July 9, 2007.

Liquidity and Capital Resources (Continued)

Also, subsequent to the year-end, the Company completed a Private Placement consisting of 738,667 units at a price of $0.60 per unit for a total consideration of $443,200. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.75 per share on or before April 3, 2008. All shares issued under this private placement are subject to a hold period and may not be traded until August 4, 2007. The Company paid a finder's fee and agent's fees of $25,984 and issued 43,307 transferable agent's warrants with a fair value of $32,480. Each agent's warrant is exercisable to acquire one share at a price of $0.75 per share on or before April 3, 2008.

Summary of Quarterly Results

Selected consolidated financial information for the last 12 quarters is as follows:

Quarter	Revenue	Net (loss)	Net (loss) per share
2006 4th Q	$ 1,874	$ (88,934)	$ (0.005)
2006 3rd Q	$ 2,625	$ (98,736)	$ (0.005)
2006 2nd Q	$ 2,562	$ (311,681)	$ (0.017)
2006 1st Q	$ 161	$ (55,418)	$ (0.003)
2005 4th Q	$ 888	$ (110,126)	$ (0.007)
2005 3rd Q	$ 52	$ (30,716)	$ (0.002)
2005 2nd Q	$ 139	$ (53,676)	$ (0.003)
2005 1st Q	$ 58	$ (70,501)	$ (0.005)
2004 4th Q	$ 36	$ (881,531)	$ (0.058)
2004 3rd Q	$ 4,072	$ (62,877)	$ (0.004)
2004 2nd Q	$ 521	$ (58,900)	$ (0.004)
2004 1st Q	$ 998	$ (59,817)	$ (0.004)

Summary of Annual Results

	Fiscal year 2006	Fiscal year 2005	Fiscal year 2004
Total Revenues	$ 7,223	$ 1,137	$ 5,627
Total Loss	$ 554,769	$ 267,981	$1,063,125
Loss Per Share	$ 0.03	$ 0.02	$ 0.07
Total Assets	$3,637,533	$2,589,468	$2,152,868

Related Party Transactions

During the fiscal year 2006, the Company paid management fees totalling $24,000 (2005 - $22,500) to a company wholly owned by Willis W. Osborne, Director, geological fees totalling $24,952 (2005 - $14,763) to Mamadou Keita, Director and accounting fees totalling $3,756 (2005 - $3,174) and consulting fees totaling $12,863 (2005 - $10,250) have been incurred with the Secretary of the Company.

Investor Relations

During 2006, the Company participated in 4 conferences. In the 4th Quarter, Great Quest shared a booth in an investor conference in Munich, Germany to generate European interest in the Company. Subsequently, the Company participated in the Vancouver Investment Conference in January and the Prospectors Developers Conference in Toronto, in March.

Ascenta Capital Partners Inc. provides investor relations services to assist Great Quest in fostering productive, continuing dialogue with analysts and brokers as well as introducing the Company to a much wider audience.

George W. Butterworth is the Company's investor relations representative. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about the Company's projects and progress. Additional information can be viewed online at www.greatquest.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF GREAT QUEST METALS LTD.

"Willis W. Osborne"

Willis W. Osborne
President & Director

Great Quest Metals Ltd.

Consolidated Financial Statements

December 31, 2006

Great Quest Metals Ltd.

Consolidated Financial Statements

December 31, 2006

CHARTERED ACCOUNTANTS
MacKay LLP

1100 - 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: 604-687-4511
Fax: 604-687-5805
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

mackay.ca

Auditors' Report

To the Shareholders of
Great Quest Metals Ltd.

We have audited the consolidated balance sheets of Great Quest Metals Ltd. as at December 31, 2006 and 2005, the consolidated statements of operations and deficit, cash flows, and deferred exploration costs for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

MacKay LLP
Chartered Accountants

Vancouver, Canada.
May 15, 2007

Great Quest Metals Ltd.

Consolidated Balance Sheets

December 31,	2006	2005
Assets		
Current		
Cash	$ 37,835	$ -
Goods and services tax recoverable	2,626	2,299
Prepaid expenses	4,834	1,362
	45,295	3,661
Due from related parties (note 4)	36,265	-
Automobile, equipment and furniture (note 5)	11,968	17,098
Mineral properties, including deferred costs (note 6)	3,535,591	2,555,295
Deposits	8,414	8,414
	$ 3,637,533	$ 2,584,468
Liabilities		
Current		
Bank indebtedness	$ -	$ 1,791
Accounts payable and accrued liabilities	86,570	47,557
Due to related parties (note 7)	22,835	85,836
	109,405	135,184
Share Capital and Deficit		
Share capital (note 8)	7,130,161	5,751,036
Contributed surplus (note 8)	467,842	213,354
Deficit	(4,069,875)	(3,515,106)
	3,528,128	2,449,284
	$ 3,637,533	$ 2,584,468

Commitments (note 6)

Subsequent events (note 14)

Approved by the Directors:

"Willis W. Osborne" Director

"Victor J.E. Jones" Director

Great Quest Metals Ltd.

Consolidated Statements of Operations and Deficit

For the year ended December 31,	2006	2005
Expenses		
Accounting and audit	$ 38,380	$ 25,513
Amortization	789	735
Bank charges	532	741
Consulting	12,862	11,407
Investor relations	57,800	14,423
Legal	17,596	14,596
Loss on write-off of mineral properties (note 6)	11,234	-
Management fees	24,000	22,500
Office and general	39,442	29,790
Promotion, travel and shareholder relations	53,133	43,274
Rent	16,016	16,761
Securities and brokerage fees	24,384	23,664
Stock-based compensation (note 8)	258,116	56,192
Telephone and communication	7,708	9,522
	561,992	269,118
Interest and miscellaneous income	(7,223)	(1,137)
Net loss for the year	554,769	267,981
Deficit, beginning of year	3,515,106	3,247,125
Deficit, end of year	$ 4,069,875	$ 3,515,106
Basic and diluted loss per share	$ (0.03)	$ (0.02)
Weighted average common shares outstanding	18,134,855	15,786,189

Great Quest Metals Ltd.

Consolidated Statements of Cash Flows

For the year ended December 31,	2006	2005
Operating activities		
Net loss for the year	$ (554,769)	$ (267,981)
Adjustments:		
Amortization	789	735
Loss on write-off of mineral properties	11,234	-
Stock-based compensation	258,116	56,192
	(284,630)	(211,054)
Changes in non-cash working capital items:		
Goods and services tax recoverable	(327)	(545)
Prepaid expenses	(3,472)	13,665
Accounts payable and accrued liabilities	(2,664)	(5,997)
	(291,093)	(203,931)
Financing activities		
Due to related parties	(63,001)	25,235
Issue of share capital for cash	1,375,497	623,990
Share issue costs	-	(12,710)
	1,312,496	636,515
Investing activities		
Accounts payable and accrued liabilities for mineral properties	41,677	11,080
Due from related parties	(36,265)	-
Acquisition costs of automobile, equipment and furniture	-	(1,828)
Acquisition costs of mineral properties	(160,351)	(137,345)
Deferred exploration and development costs, net of amortization	(826,838)	(321,411)
	(981,777)	(449,504)
Increase (decrease) in cash	39,626	(16,920)
Cash (bank indebtedness), beginning of year	(1,791)	15,129
Cash (bank indebtedness), end of year	$ 37,835	$ (1,791)

Supplemental cash flow information (note 12)

Great Quest Metals Ltd.

Consolidated Statements of Deferred Exploration Costs

For the year ended December 31,	2006 Total	2005 Total
Exploration costs		
Amortization	$ 4,341	$ 6,201
Drilling, reclamation and assays	705,849	248,758
Exploration surveys	111,129	47,365
Office, consulting and travel	9,860	25,288
Total costs incurred during the year	831,179	327,612
Balance, beginning of year	1,520,679	1,193,067
Balance, end of year	$ 2,351,858	$ 1,520,679

1. Nature of Business and Operations

Great Quest Metals Ltd. (the "Company"), a development stage company, was incorporated under the British Columbia Business Corporations Act. Its principal business activities are the exploration and development of mineral properties located in Canada and Africa.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its abilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company were primarily funded by the issue of share capital and loans from related parties. The continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from related parties, complete sufficient public equity financing, or generate profitable operations in the future. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. The Company had the following deficits and working capital (deficiency) as at the following dates:

Date	Deficit	Working Capital (Deficiency)
December 31, 2006	$ 4,069,875	$ (64,110)
December 31, 2005	$ 3,515,106	$ (131,523)

2. Significant Accounting Policies

a) Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or sale of the property.

Recorded costs of mineral properties and deferred exploration and development costs are not intended to reflect present or future values of resource properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that changes in future conditions could require a material change in the recognized amount.

2. **Significant Accounting Policies** (continued)

b) Option payments

Payments on mineral property Option Agreements are made at the discretion of the Company and accordingly are accounted for on a cash basis.

c) Asset retirement obligations

Asset retirement obligations are recognized for expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A liability for an asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with the corresponding asset retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

d) Automobile, equipment and furniture

Automobile, equipment and furniture are carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at 30% per annum.

In the year of acquisition, amortization is recorded at one-half the normal rate.

e) Stock-based compensation

The Company has adopted an incentive stock option plan which is described in note 8.

All stock-based awards are measured and recognized using the fair-value method as determined using the Black-Scholes option valuation model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities. Compensation expense is reflected in the statement of operations over the vesting period.

f) Income taxes

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

g) Loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

2. **Significant Accounting Policies** (continued)

g) Loss per share (continued)

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

h) Translation of foreign currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

i. Monetary items, at the rate of exchange prevailing as at the balance sheet date.
ii. Non-monetary items, at the historical rate of exchange.
iii. Deferred exploration, development and administration costs at the period average in which the transaction occurred.

i) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of management estimates includes the determination of impairment of resource property interests, stock-based compensation and useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

3. **Principles of Consolidation**

The consolidated financial statements include the accounts of the following inactive subsidiaries:

	Incorporation	Percent of Ownership
Great Quest Barbados Limited	Barbados	100%
Great Quest Mali S.A.	Mali	100%

4. **Due from related parties**

Amounts due from a Director, an employee, and corporations controlled by common directors do not bear interest, are unsecured, and have no fixed payment terms, accordingly the fair value cannot be readily determined.

5. **Automobile, equipment and furniture**

2006	Cost	Accumulated Amortization	Net Book Value
Automobile	$ 41,769	$ 38,251	$ 5,518
Equipment	20,722	14,489	6,233
Furniture	2,347	2,130	217
	$ 64,838	$ 52,870	$ 11,968

2005	Cost	Accumulated Amortization	Net Book Value
Automobile	$ 41,769	$ 33,885	$ 7,884
Equipment	20,722	11,818	8,904
Furniture	2,347	2,037	310
	$ 64,838	$ 47,740	$ 17,098

6. **Mineral properties, including deferred costs**

2006	Acquisition Costs	Deferred Exploration and Development Costs	Write-off of Capitalized Costs	Total
a) Mali Properties, Africa	$ 1,194,966	$ 2,351,858	$ (11,234)	$ 3,535,590
b) Taseko Property, Canada	1	-	-	1
	$ 1,194,967	$ 2,351,858	$ (11,234)	$ 3,535,591

2005	Acquisition Costs	Deferred Exploration and Development Costs	Write-off of Capitalized Costs	Total
a) Mali Properties, Africa	$ 1,034,615	$ 1,520,679	$ -	$ 2,555,294
b) Taseko Property, Canada	1	-	-	1
	$ 1,034,616	$ 1,520,679	$ -	$ 2,555,295

6. **Mineral Properties and Deferred Costs** (continued)

a) **Mali Properties, Africa**

i. **Bourdala Concessions:**

During the years 1998 to 2005, the Company entered into Option Agreements and amended Option Agreements to acquire a 95% interest in nine mineral concessions and a 100% interest in four mineral concessions located in the Bourdala area of Western Mali. All of the agreements are subject to a 1% net smelter returns royalty ("NSR"). Total consideration paid to December 31, 2005 amounted to $775,309.

During the years 2001 to 2004, the Company abandoned three of the concessions, and accordingly, a total of $26,593 was written-off to operations.

During 2006, the Company paid a total of 56,500,000 FCFA (approximately $128,982) in accordance with the terms of the amended agreements on the ten remaining concessions.

A summary of the total remaining payments required under nine of the option agreements on the Bourdala concessions are as follows:

	Amount	CDN$
2006 (in arrears) (1)	10,500,000 FCFA	$ 24,150
2007	26,000,000 FCFA	59,800
2008	21,000,000 FCFA	48,300
2009	20,000,000 FCFA	46,000
2010	10,000,000 FCFA	23,000
2011	8,000,000 FCFA	18,400
On transfer of property rights to Mali incorporated company	21,900,000 FCFA	50,370
	117,400,000 FCFA	$ 270,020

(1) Subsequently paid.

Under one option agreement, the payment schedule was amended to $1,000,000 FCFA (approximately $2,307) per year until there is a reason found to recommence work.

ii. **Filimana Area Concessions:**

During 1998 and 1999, the Company entered into an Option Agreement to acquire a 95% interest (subject to a 1% NSR) in the Baoule River and Winza concessions located in the Filimana region of Southwestern Mali. Total consideration paid to December 31, 2005 amounted to $ 99,002.

During 2004, management of the Company resolved to abandon the Winza concession and accordingly a total of $47,892 was written-off to operations in 2004. During 2006, the management of the Company resolved to write-off the remaining payments related to the Winza concession and accordingly a total of $11,234 was written-off to operations in 2006.

6. **Mineral Properties and Deferred Costs** (continued)

a) **Mali Properties, Africa** (continued)

ii. **Filimana Area Concessions** (continued):

In addition, during 2004, the value of the Baoule River concessions was written-down to a nominal value. Accordingly, total capitalized costs of $36,846 was written-off to operations in 2004.

During 2006, the Company made payments on the Option Agreements totalling 2,500,000 FCFA (approximately $5,406).

Subsequent to the year-end, the Company entered into an Amended Option Agreement to acquire a 95% interest (subject to a 1% NSR) in the Baoule River concession located in the Filimana region of the Southwestern Mali.

A summary of the total remaining payments required under the amended option agreement on the Filimana region is as follows:

	Amount	CDN$
On signing of Provisional Contract	500,000 FCFA	$ 1,150
On receipt of the signed copy of the Convention d'Etablissement ("CE")	2,000,000 FCFA	4,600
On receipt of Arrete de la Miniere ("AM")	2,000,000 FCFA	4,600
Six months from granting of AM	4,000,000 FCFA	9,200
One year from granting of AM	4,000,000 FCFA	9,200
Eighteen months from granting of AM	4,250,000 FCFA	9,775
Two years from granting of AM	5,000,000 FCFA	11,500
Thirty months from granting of AM	5,000,000 FCFA	11,500
Three years from granting of AM	5,000,000 FCFA	11,500
Forty-two months from granting of AM	5,000,000 FCFA	11,500
Four years from granting of AM	5,000,000 FCFA	11,500
	41,750,000 FCFA	$ 96,025

6. **Mineral Properties and Deferred Costs** (continued)

a) **Mali Properties, Africa** (continued)

iii. **Baroya Concession:**

By an Option Agreement dated January 12, 2001 the Company may acquire a 95% interest in the Baroya Concession in western Mali. Total consideration paid to December 31, 2005 amounted to $124,636. During 2006, the Company paid 6,800,000 FCFA (approximately $14,944).

A summary of the total remaining payments required under the option agreement on the Baroya concession is as follows:

	Amount	CDN$
2006 (in arrears)[1]	3,400,000 FCFA	$ 7,820
2007	6,700,000 FCFA	15,410
	10,100,000 FCFA	$ 23,230

[1] Subsequently paid.

iv. **Kenieba Concession:**

During 2001, the Company entered into an agreement to acquire a 95% interest in the Kenieba concession in western Mali. Total consideration paid to December 31, 2005 amounted to $120,090.

As of December 31, 2005, all of the terms of the agreement have been met and there are no payments remaining under the option agreement on the Kenieba concession.

v. **Sepola Concession:**

By an Option Agreement dated September 5, 2004, the Company may acquire a 95% interest in the Sepola concession in western Mali. Total consideration paid to December 13, 2005 amounted to $12,171.

During 2006, no payments were made.

A summary of the total remaining payments required on the Sepola concession at December 31, 2006 are as follows:

	Amount	CDN$
Six months from granting of Arrete de la Miniere ("AM")	5,000,000 FCFA	$ 11,500
One year from granting of AM	5,000,000 FCFA	11,500
Eighteen months from granting of AM	5,000,000 FCFA	11,500
Two years from granting of AM	5,000,000 FCFA	11,500
Thirty months from granting of AM	5,000,000 FCFA	11,500
Three years from granting of AM	5,000,000 FCFA	11,500
Forty-two months from granting of AM	5,000,000 FCFA	11,500
Four years from granting of AM	5,000,000 FCFA	11,500
Fifty-four months from granting of AM	5,000,000 FCFA	11,500
	45,000,000 FCFA	$ 103,500

6. **Mineral Properties and Deferred Costs** (continued)

a) **Mali Properties, Africa** (continued)

vi. **Manankoto Concession:**

By an Option Agreement dated November 30, 2004 the Company may acquire a 95% interest in the Manankoto concession in western Mali. Total consideration paid towards the Option Agreement to December 31, 2005 amounted to $14,737.

During 2006, the Company paid 5,000,000 FCFA (approximately $11,018) towards the Option Agreement.

A summary of the total remaining payments required in accordance with the terms of the agreement on the Manankoto concession at December 31, 2006 are as follows:

	Amount	CDN$
One year from granting of AM (in arrears)[1]	5,000,000 FCFA	$ 11,500
Eighteen months from granting of AM (in arrears)	5,000,000 FCFA	11,500
Two years from granting of AM	5,000,000 FCFA	11,500
Thirty months from granting of AM	5,000,000 FCFA	11,500
Three years from granting of AM	5,000,000 FCFA	11,500
Forty-two months from granting of AM	5,000,000 FCFA	11,500
Four years from granting of AM	5,000,000 FCFA	11,500
Fifty-four months from granting of AM	4,000,000 FCFA	9,200
	39,000,000 FCFA	$ 89,700

(1) Subsequently paid.

b) **Taseko Property, Canada**

Pursuant to an Option Agreement dated March 28, 1989, with Moydow Mines International Inc. and African Metals Corporation ("AFR"), the Company's significant shareholders at that time, the Company acquired a 100% interest in mineral claims located in the Clinton Mining Division of British Columbia for consideration of $200,000 cash and 1,200,000 shares of the Company's capital stock (issued at a price of $0.01 per share).

Subsequent to the date of acquisition the 1,200,000 shares were returned to the Company and cancelled.

The mineral claims are subject to a 2.5% net smelter return royalty which may be purchased from a third party for up to $1.5 million.

During 2004, the value of the project was written-down to a nominal value to comply with Canadian generally accepted accounting principles, which in the absence of an exploration plan or valuation report, presumes that a write-down of exploration and development costs is necessary when there has been a delay in development extending beyond three years. Accordingly, total capitalized costs of $620,011 was written down to operations in 2004.

7. **Due to related parties**

Amounts due to the President of the Company and a corporation controlled by common Directors do not bear interest, are unsecured, and have no fixed payment terms, accordingly the fair value cannot be readily determined.

8. **Share Capital**

The authorized share capital of the Company is unlimited common shares without par value.

The Company has issued shares of its capital stock as follows:

	2006		2005	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of year	16,341,897	$ 5,751,036	14,967,397	$ 5,073,874
Issued during the year for:				
Cash	2,492,250	1,375,497	1,229,500	623,990
Share subscription advances	-	-	145,000	75,400
Reallocation on agent warrants/stock options exercised	-	3,628	-	2,106
Share issuance costs	-	-	-	(24,334)
Balance, end of year	18,834,147	$ 7,130,161	16,341,897	$ 5,751,036

Transactions for the Issue of Share Capital
During the Year Ended December 31, 2006

a. The Company completed a private placement consisting of 1,600,000 units at a price of $0.55 per unit for a total consideration of $880,000. Each unit consists of one common share and one half of a transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional share in the Company's capital stock at $0.65 per share on or before February 6, 2008.

b. The Company completed a private placement consisting of 500,000 units at a price of $0.70 per unit for a total consideration of $350,000. Each unit consists of one common share and one half of a transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional share in the Company's capital stock at $0.80 per share on or before May 23, 2007.

c. The Company issued 275,500 shares for the exercise of stock options as follows: 95,500 shares at a price of $0.22 per share for a total consideration of $21,010; and 180,000 shares at a price of $0.27 per share for a total consideration of $48,600.

d. The Company issued 116,750 shares at a price of $0.65 per share for the exercise of warrants for a total consideration of $75,887. In addition, an amount totaling $3,628 representing contributed surplus recognized on vesting of 10,000 agent warrants included in the above has been allocated to share capital.

During the Year Ended December 31, 2005:

a. The Company completed a private placement consisting of 769,500 units at a price of $0.52 per unit for a total consideration of $400,140 of which $75,400 was received prior to December 31, 2004. Each unit consisted of one share and one-half of a transferable share purchase warrant. Each full warrant was exercisable to acquire one additional share at a price of $0.65 per share on or before March 11, 2007. The Company paid a finder's fee and agent's fees of $9,850 and issued 25,000 transferable agent's warrants with a fair value of $9,069. Each agent's warrant was exercisable to acquire one share at a price of $0.65 per share on or before March 11, 2007.

8. **Share Capital** (continued)

During the Year Ended December 31, 2005: (continued)

b. The Company issued 185,000 shares for the exercise of stock options as follows: 30,000 shares at a price of $0.30 per share for a total consideration of $9,000; 145,000 shares at a price of $0.35 per share for a total consideration of $50,750 and 10,000 shares at a price of $0.65 per share for a total consideration of $6,500. In addition, an amount totaling $2,106 representing stock-based compensation recognized on exercise of the above 10,000 stock options was allocated to share capital.

c. The Company issued 20,000 shares at a price of $0.65 per share for the exercise of warrants for a total consideration of $13,000.

d. The Company completed a private placement consisting of 400,000 units at a price of $0.55 per unit for a total consideration of $220,000. Each unit consisted of one share and one-half of a transferable share purchase warrant. Each full warrant is exercisable to acquire one additional share at a price of $0.65 per share on or before September 13, 2007. The Company paid a finder's fee and agent's fee of $2,860 and issued 9,750 transferable agent's warrants with a fair value of $2,555. Each agent's warrant is exercisable to acquire one share at a price of $0.65 per share on or before September 13, 2007.

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of common shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 10% of the total number of issued and outstanding shares on a non-diluted basis. Options granted under the Plan may have a maximum term of five years.

The exercise price of options granted under the Plan will not be less than the market price of the common shares (defined as the last closing market price of the Company's common shares immediately preceding the issuance of a news release announcing the granting of the options), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. All options granted under the Plan will become vested in full upon grant, except options granted to consultants performing investor relations activities, which options will become vested to exercise one-fourth of the option upon every three months subsequent to the date of the grant of the option.

A summary of the status of the Company's stock option plan as of December 31, 2006 and 2005, and changes during the years then ended is as follows:

	2006			2005		
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Options outstanding, beginning of year	715,500	$ 0.46	2.50	885,500	$ 0.42	2.65
Exercised	(275,500)	(0.25)	-	(185,000)	(0.36)	-
Granted	500,000	0.80	-	110,000	(0.65)	-
Forfeited/cancelled	-	-	-	(95,000)	(0.50)	-
Options outstanding, end of year	940,000	$ 0.70	3.59	715,500	$ 0.46	2.50

8. **Share Capital** (continued)

Stock Options (continued)

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2006:

Options Outstanding	Options Exercisable	Exercise Price	Expiry Date
80,000[1]	80,000	$ 0.30	September 4, 2007
250,000	250,000	$ 0.65	November 26, 2009
110,000	110,000	$ 0.65	October 21, 2010
500,000	395,000	$ 0.80	April 18, 2011
940,000	835,000		

[1] 55,000 options subsequently exercised.

The fair values of options granted during the current and prior year were estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005
Expected volatility	88.05%	87.27%
Risk-free interest rate	4.23%	3.72%
Expected life	5 years	5 years
Expected dividend yield	0%	0%

Based on the above assumptions, the average fair value of each option granted and vested was $0.65 (2005 - $0.43), accordingly compensation expense of $258,116 (2005 - $56,192) was recorded in the statement of operations for fiscal 2006.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Warrants

At December 31, 2006, the Company had outstanding purchase warrants exercisable to acquire 1,552,750 shares as follows:

Number	Exercise Price	Expiry Date
326,750 [1]	$ 0.65	March 11, 2007
176,000	$ 0.65	September 13, 2007
250,000	$ 0.80	May 23, 2007
800,000	$ 0.65	February 6, 2008
1,552,750		

[1] 113,250 subsequently exercised
213,500 subsequently expired

8. Share Capital (continued)

Contributed Surplus

	2006	2005
Balance, beginning of year	$ 213,354	$ 147,644
Stock-based compensation expense	258,116	56,192
Agent warrants issued	-	11,624
Reallocation of agent warrants/stock options exercised	(3,628)	(2,106)
Balance, end of year	$ 467,842	$ 213,354

Escrow Shares

There are 143,734 shares held in escrow.

9. Related Party Transactions

The Company had the following related party transactions:

a. Management fees totaling $24,000 (2005 - $22,500) have been incurred with a corporation related to the Company by a common Director.

b. Geological fees totalling $24,952 (2005 - $14,763) have been incurred with a Director of the Company.

c. Accounting fees totalling $3,756 (2005 - $3,174) and consulting fees totaling $12,863 (2005 - $10,250) have been incurred with the Secretary of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to the related parties.

10. Income Taxes

There was no income tax expense or recovery for 2006 or 2005.

Income tax expense varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2006	2005
Net loss for the year	$ (554,769)	$ (267,981)
Statutory Canadian corporate tax rate	34.1%	34.1%
Anticipated tax recovery	(189,176)	(91,382)
Change in tax rates resulting from:		
Effect of tax rate change	79,140	33,802
Non-capital loss carry forwards expired	40,741	44,439
Unrecognized items for tax purposes	87,616	9,684
Future tax assets valuation allowance	(18,321)	3,457
	$ -	$ -

10. Income Taxes (continued)

The significant components of the Company's consolidated future tax assets are as follows:

	2006	2005
Exploration deductions	$ 363,353	$ 397,338
Automobile, equipment and furniture	13,973	13,621
Non-capital loss carry forwards	409,953	384,610
Share issue costs	4,536	14,567
	791,815	810,136
Valuation allowance	(791,815)	(810,136)
	$ -	$ -

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized the non-capital losses in the amount of $1,322,427 expire as follows:

2007	$ 64,045
2008	116,950
2009	160,799
2010	210,315
2014	217,462
2015	240,140
2026	312,716
	$ 1,322,427

At December 31, 2006, the Company has consolidated unclaimed resource and other deductions in the amount of $4,707,697 (2005 - $3,720,508) which may be deducted against future taxable income on a discretionary basis.

In addition, the Company has share issue costs totalling $14,633 (2005 - $42,719) which have not been claimed for income tax purposes.

Tax benefits have not been recorded due to uncertainty regarding their utilization.

11. Segmented Information

The Company's activities are all in the one industry segment of mineral property acquisition and exploration.

Property, automobile, equipment and furniture by geographical segment are as follows:

	Mali	Canada	Total
December 31, 2006			
Automobile, equipment and furniture	$ 10,128	$ 1,840	$ 11,968
Mineral properties, including deferred costs	3,535,590	1	3,535,591
	$ 3,545,718	$ 1,841	$ 3,547,559

11. **Segmented Information** (continued)

	Mali	*Canada*	*Total*
December 31, 2005			
Automobile, equipment and furniture	$ 14,469	$ 2,629	$ 17,098
Mineral properties, including deferred costs	2,555,294	1	2,555,295
	$ 2,569,763	$ 2,630	$ 2,572,392

Revenue expenses by geographical segment are as follows:

	Mali	Canada	Total
For the year ended December 31, 2006			
Interest income	$ -	$ 7,223	$ 7,223
Expenses	(42,855)	(519,137)	(561,992)
	$ (42,855)	$ (511,914)	$ (554,769)

	Mali	Canada	Total
For the year ended December 31, 2005			
Interest and miscellaneous income	$ -	$ 1,137	$ 1,137
Expenses	(17,407)	(251,711)	(269,118)
	$ (17,407)	$ (250,574)	$ (267,981)

12. **Supplemental Cash Flow Information**

	2006	2005
Non-cash financing activities:		
Items affecting share capital:		
Share subscription advances	$ -	$ 75,400
Share issue costs	-	(11,624)
Reallocation on agents warrants/stock options exercised	3,628	2,106
Share subscription advances	-	(75,400)
Contributed surplus	(3,628)	9,518
	$ -	$ -
Non-cash investing activities:		
Automobile, equipment and furniture - amortization	$ 4,341	$ 6,201
Deferred exploration costs - amortization	(4,341)	(6,201)
	$ -	$ -

13. **Financial Instruments**

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where applicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

At December 31, 2006 the Company had the following financial liabilities in CFA Franc ("FCFA").

	CDN Dollars Equivalent	FCFA
Accounts payable and accrued liabilities	$ 61,109	26,569,130

At December 31, 2006 FCFA amounts were converted at a rate of $0.0023 Canadian dollar to 1 FCFA.

14. **Subsequent Events**

a. The Company completed a Private Placement consisting of 833,332 units at a price of $0.60 per unit for a total consideration of $500,000. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.75 per share on or before March 8, 2008. All shares issued under this private placement are subject to a hold period and may not be traded until July 9, 2007.

b. *The Company completed a Private Placement consisting of* 738,667 *units at a price of* $0.60 per unit for a total consideration of $443,200. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.75 per share on or before April 3, 2008. All shares issued under this private placement are subject to a hold period and may not be traded until August 4, 2007. The Company paid a finder's fee and agent's fees of $25,984 and issued 43,307 transferable agent's warrants with a fair value of $32,480. Each agent's warrant is exercisable to acquire one share at a price of $0.75 per share on or before April 3, 2008.

c. The Company entered into an agreement with Macquarie Bank Limited (Macquarie) whereby Macquarie is granted a Right of First Offer (ROFO) to provide future project-construction debt finance and hedging facilities (as applicable) to bring the Kenieba Project into commercial production on terms acceptable to both Macquarie and Great Quest. In return for granting the ROFO to Macquarie on the Kenieba concession, Macquarie completed the $500,000 private placement, as per note 13b above, and will participate as to a minimum of $250,000 in any future private placement designated for exploration and development on the Kenieba project. The ROFO would terminate in the event that Macquarie should not choose to participate in one of the private placements for the Kenieba concession; ceases to be the beneficial holder of at least 500,000 common shares of Great Quest; decides not to participate in the development financing of any deposit on the Kenieba concession; or a third party acquires greater than a 50% interest in Great Quest.

GREAT QUEST METALS LTD.

Corporate Information

(As at April 29, 2007)

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: (604) 689-2882 Fax: (604) 684-5854
Website: www.greatquest.com Email: info@greatquest.com

OFFICERS & DIRECTORS

Mr. Victor J.E. Jones, Director
Mr. Mahamadou Keita, Director
Ms. Jennifer Nestoruk, Corporate Secretary
Mr. Willis W. Osborne, President & Director
Mr. Robert Veitch, Director

INVESTOR RELATIONS

Ascenta Capital Partners Inc.
Jamie Mathers: 604-684-4743, ext 236
Toll Free: 866-684-4743

Great Quest Metals Ltd.
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

STOCK EXCHANGE LISTING

TSX Venture Exchange (TSX-V)
Trading Symbol "GQ"

SHARE CAPITAL

Authorized: Unlimited Issued: 20,574,396

Options:	885,000
Warrants:	2,055,307
Escrow:	143,734
Fully Diluted	23,514,703

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & RECORDS OFFICE

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, CANADA V6C 2B3

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of Great Quest Metals Ltd. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Friday, May 25, 2007, at the hour of 2:00 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2006.
2. To fix the number of directors at four.
3. To elect directors for the ensuing year.
4. To appoint MacKay LLP the auditors for the ensuing year.
5. To authorize the directors to fix the remuneration to be paid to the auditor.
6. To approve and ratify the Company's Stock Option Plan.
7. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 20th day of April, 2007.

BY ORDER OF THE BOARD

"Willis W. Osborne"
Willis W. Osborne
President

GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, CANADA V6C 2B3

INFORMATION CIRCULAR

(As at April 20, 2007 except as indicated)

GREAT QUEST METALS LTD. (THE "Company") is providing this information circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on Friday, May 25, 2007 and at any adjournments thereof. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the corporate office of the Company, 515 – 475 Howe Street, Vancouver, British Columbia, V6C 2B3, Fax: 604-684-5854, not later than forty-eight (48) hours excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank; trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value, of which 20,574,396 shares were issued and outstanding as at April 20, 2007. Persons who are registered shareholders at the close of business on April 20, 2007 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company except as follows:

Name	No. of Shares Owned or Controlled	Percentage of Outstanding Shares
Willis W. Osborne	2,320,797	11.28%

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at four.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed (2)
Willis W. Osborne(1) Vancouver, British Columbia President, CEO, CFO and Director	President of the Company since April 28, 1998. President of Swiftcurrent Ventures Ltd. a wholly owned private company providing geological / administrative consulting services from 1981 to Present. President of WWO Ventures Ltd. a private company wholly owned by Swiftcurrent Ventures Ltd. from 1998 to Present. Senior Officer and Director of African Metals Corporation from 1980 to Present.	Since March 21, 1989	2,320,797(3)
Victor J.E. Jones(1) Pender Island, British Columbia Director	President of Ellesmere Enterprises Ltd. a wholly owned private company providing management services from 1989 to Present. President of CAST Ventures Corporation a wholly owned private company providing management services from 1997 to Present.	Since March 21, 1989	523,527(4)

Name, Jurisdiction of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed (2)
Mahamadou Keita Mali, West Africa Director	Geologist and consultant to the Company and African Metals Corporation.	Since May 21, 1998	231,500(5)
Robert Veitch(1) Edmonton, Alberta Director	President of L&N Investments Ltd., a consulting firm since 1989 providing consulting services to Ford Motor Company, Toyota Canada and Chrysler Canada	Since October 19, 2004	102,500(6)

(1) Member of the audit committee.
(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 20, 2007, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.
(3) Of these shares, 2,028,535 are held indirectly in the names of Swiftcurrent Ventures Ltd., a private company wholly owned by Mr. Osborne, and WWO Ventures Ltd., a private company wholly owned by Swiftcurrent Ventures Ltd., and 43,949 shares held in escrow.
(4) Of these shares, 472,702 are held indirectly in the name of Ellesmere Enterprises Ltd., a private company wholly owned by Mr. Jones and 26,287 shares are held in escrow.
(5) Of these shares, 35,709 shares are held in escrow.
(6) Of these shares, 92,500 are held indirectly in the name L&N Investments., a private company wholly owned by Mr. Veitch.

No proposed director:

(a) is, as at the date of the information circular, or has been, within ten years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the ten years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

The following table (presented in accordance with National Instrument 51-102) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2006 and the other three most highly compensated executive officers of the Company as at December 31, 2006 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively, the "Named Executive Officers" or "NEOs").

Summary Compensation Table

NEO Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Willis W. Osborne Chief Executive Officer and Chief Financial Officer	2004	None	None	21,000 (1)	90,000/0	None	None	None
	2005	None	None	22,500 (1)	20,000/0	None	None	None
	2006	None	None	24,000 (1)	60,000/0	None	None	None

(1) Management fees as well as geological consulting fees were paid to Swiftcurrent Ventures Ltd. undertaken on behalf of the Company. Swiftcurrent Ventures Ltd. is a private company wholly owned by Mr. Osborne. See "Management Contracts".

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

NEO Name	Securities under Option/ SARs Granted(1)	% of Total Options/ SARs granted to Employees in the Financial Year	Exercise Base Price(2) ($/Security)	Market Value of Securities Underlying Options/ SARs on the date of the grant ($/Security)	Expiration Date
Willis W. Osborne CEO & CFO	60,000	12%	$0.80	$0.90	April 18, 2011

(1) These options vest immediately upon granting.
(2) The exercise price is determined by the Board of Directors but was no less than the Discounted Market Price of the Company's shares at the time of granting the options.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options/ SAR's at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Financial Year-End(1) ($) Exercisable/ Unexercisable
Willis W. Osborne CEO & CFO	Nil	$0	160,000/0	$65,000/0

(1) Dollar value is equal to the number of securities acquired on exercise times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise of base price of the options.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees, Directors and consultants. The Company granted 200,000 stock options to the Directors during the most recently completed financial year as set out below. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

NEO Name	Securities Under Option/SARs Granted (1) (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price (2) ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security	Expiration Date
Victor J.E. Jones Director	45,000	9%	$0.80	$0.90	April 18, 2011
Mamadou Keita Director	75,000	15%	$0.80	$0.90	April 18, 2011
Willis W. Osborne CEO & CFO	60,000	12%	$0.80	$0.90	April 18, 2011
Robert Veitch Director	20,000	4%	$0.80	$0.90	April 18, 2011

(1) The options vest immediately upon granting.
(2) The exercise price of stock options is determined by the Board of Directors but was no less than the Discounted Market Price of the Company's shares at the time of granting the options

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities were authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	940,000	$0.70	943,415
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	940,000	$0.70	943,415

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, director or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITOR

MacKay LLP, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of MacKay LLP as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MacKay LLP, Chartered Accountants, were first appointed auditors of the Company on March 11, 2002.

MANAGEMENT CONTRACTS

During the last completed financial year, the Company was charged management fees in the amount of $24,000 by Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne, President and a Director of the Company.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company's Board consists of four directors, three of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Victor Jones, Mahamadou Keita and Robert Veitch are independent. Willis W. Osborne is not independent as he is the Chief Executive Officer and Chief Financial Officer of the Company.

Management Supervision by Board

The operations of the Company do not support a large Board of Directors and the Board has determined that the current constitution of the Board is appropriate for the Company's current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent directors are however able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors who meet with the Company's auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the following table.

Name of Director	Names of Other Reporting Issuers the Director is a Director of
Willis W. Osborne	African Metals Corporation
Victor J.E. Jones	Golden Arch Resources Inc.
Mahamadou Keita	African Metals Corporation
Robert Veitch	N/A

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1. access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;
2. access to management and technical experts and consultants; and
3. a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants, to keep themselves current with industry trends and developments and changes in legislation with management's assistance and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Board has adopted a Code of Conduct that is posted on its website and has instructed its management and employees to abide by the Code.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

Compensation of Directors and the Chief Executive Officer

The independent Directors are Victor Jones, Mahamadou Keita and Robert Veitch. These Directors have the responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the independent directors review compensation paid for directors and Chief Executive Officers of companies of similar size and stage of development in the mineral exploration industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the independent directors annually review the performance of the Chief Executive Officer in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

Board Committees

As the directors are actively involved in the operations of the Company, the Board has determined that the standing committees at this stage of the Company's development shall be the Audit Committee and the Nominating and Corporate Governance Committee.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal annual assessments of the Board's effectiveness, the individual directors and each of its committees. To assist in its review, the Board conducts informal surveys of its directors, receives an annual report from the Nominating and Corporate Governance Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review its mandate and conduct reviews of applicable corporate policies.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Willis W. Osborne	Not independent	Financially literate
Victor J.E. Jones	Independent	Financially literate
Robert Veitch	Independent	Financially literate

As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Member Education and Experience (Willis W. Osborne)

Willis W. Osborne has a Bachelor of Science degree in geology from the University of Minnesota and a Masters of Science degree in geology from the University of British Columbia. Mr. Osborne spent a year in the MBA program at the University of British Columbia, but quit to become involved in public companies. He has had 21 years experience as a mining executive in public companies and assumes full responsibility on the Audit Committee.

Audit Committee Member Education and Experience (Victor J.E. Jones)

Mr. Jones (B.Sc. MBA) has served as senior executive and board member of several publicly traded mineral exploration companies, trading on the Toronto Stock Exchange and Venture Exchange. As a board member since 1982, he has served on the audit committees of each public company and has participated in governance and operating reviews. His background includes financial analysis and venture capital, providing him with experience in reviewing financial statements, pro forma estimates and operating control systems, and he has been responsible for the direction of accounting staff. His experience as senior executive of private and public companies, as well as a government funded agency, has provided a full appreciation of good general business principles, accounting procedures and the increasing focus on board effectiveness and corporate governance.

Audit Committee Member Education and Experience (Robert Veitch)

Mr. Veitch has been actively involved with sales and marketing within the automotive industry for the last thirty years. As President of his own consulting company, he has had contracts with numerous manufacturers and their dealers. His major task is to assist the dealer network to become more profitable by not only revenue, but also by a cost control standpoint. His area of expertise is centered on companies with an excess of $40,000,000 in sales and a staff in excess of 100 employees. His experience fully qualifies him as a member of the audit committee.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110. The Company is relying upon the exemption in Section 6.1 of MI 52-110 (*Venture Issuers*).

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
December 31, 2006	$15,500	Nil	Nil	Nil
December 31, 2005	$13,500	Nil	$1,267	$3,426

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval and Ratification of Stock Option Plan

The Board of Directors of the Company implemented a stock option plan (the "**Plan**") effective March 12, 2004, which was approved by the TSX Venture Exchange (the "**Exchange**") on March 31, 2004 and the shareholders of the Company on June 24, 2004.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the board of directors of the Company and are required to have an exercise price no less than the Discounted Market Price as defined in the Plan prevailing on the day that the option is granted. Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and service providers of the Company and its subsidiaries or employees of companies providing management services to the Company or its subsidiaries.

The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis. The Plan contains no vesting requirements but provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder. Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED that the Company approve and ratify, subject to regulatory approval, the Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and service providers of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis."

The full text of the Plan will be available for review at 10th Floor – 595 Howe Street, Vancouver, BC, V6C 2T5 during usual business hours up to the date of the Meeting and at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 515, 475 Howe Street, Vancouver, British Columbia, V6C 2B3 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 20th day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne,
President

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GREAT QUEST METALS LTD. (the "Company") TO BE HELD AT 10TH FLOOR 595 HOWE STREET, VANCOUVER, B.C. ON FRIDAY, MAY 25, 2007, AT 2:00 PM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Willis W. Osborne, a Director of the Company, or failing this person, Victor J.E. Jones, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at four (4).	____	____
		For	**Withhold**
2.	To elect as Director, WILLIS W. OSBORNE	____	____
3.	To elect as Director, VICTOR J.E. JONES	____	____
4.	To elect as Director, MAHAMADOU KEITA	____	____
5.	To elect as Director, ROBERT VEITCH	____	____
6.	To appoint MacKay LLP as Auditors of the Company.	____	____
		For	**Against**
7.	To authorize the Directors to fix the auditors' remuneration	____	____
8.	To pass an ordinary resolution to approve and ratify the Company's stock option plan.	____	____
9.	To transact such other business as may properly come before the Meeting	____	____

Affix label here

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. *If this Instrument of Proxy is not dated* in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;**

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of ***the Company*** *by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:*

Great Quest Metals Ltd.
Suite 515, 475 Howe Street
Vancouver, BC V6C 2B3
Fax: (604) 684-5854

GREAT QUEST
METALS LTD.

Request for Financial Statements

In accordance with securities regulations, shareholders are given the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of the Issuer. The documents will be accessible under the Issuer's profile at www.sedar.com. However, if you wish to receive any such mailings, please check the applicable box below.

I wish to receive annual financial statements and MD & A ☐

I wish to receive interim financial statements and MD & A ☐

COMPLETE AND RETURN THIS FORM TO:

Great Quest Metals Ltd.
515 – 475 Howe Street
Vancouver, BC
V6C 2B3

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ____________________

I confirm that I am the **BENEFICIAL** owner of ______________________ shares of the Issuer. *(Common/Preferred)*

I confirm that I am the **REGISTERED** owner of ______________________ shares of the Issuer. *(Common/Preferred)*

SIGNATURE OF SHAREHOLDER: ______________________________ DATE: ____________

CUSIP: **390912103**

END